

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2024

Anna Zhou
Chief Executive Officer
Chenghe Acquisition II Co.
38 Beach Road #29-11
South Beach Tower
Singapore 189767

> **Re: Chenghe Acquisition II Co.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 4, 2024**
> **CIK No. 0002016420**

Dear Anna Zhou:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 4, 2024

Cover Page

1.   Please reconcile your disclosure in the prospectus that you have 24 months from the closing of this offering to consummate an initial business combination with Article 49.7 of your Articles of Association which appears to give you 27 months if certain conditions are satisfied.

Summary, page 1

2.   In your summary of risk factors on page 33, disclose the risks that your corporate structure and being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the

enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3. Disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

4. Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Manner of conducting redemptions, page 25

5. We note that if you seek shareholder approval of your business combination, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. Please revise to disclose whether public shareholders also may elect to redeem their public shares if they abstain from voting.

Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination
If our initial business combination involves a company..., page 38

6. We note your risk factor disclosure regarding the excise tax included in the Inflation Reduction Act of 2022 and that the excise tax is imposed on the repurchasing corporation itself, not the shareholders from which stock is repurchased. Please clarify whether the proceeds and interest held in the trust account could be subject to the excise tax and any related risk that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. We

note that the permitted withdrawals from the trust account appears to include amounts withdrawn to pay your taxes.

Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination

If we are deemed to be an investment company under the Investment Company Act . . ., page 45

7. Please expand your disclosure to include the risk to investors of the loss of investment opportunity in a target company and any price appreciation in the combined company if you are required to wind down your operations as a result of being deemed to be an investment company. Additionally, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

General

8. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and most of your officers and directors having ties to, and/or being located in, China and/or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China and/or Hong Kong, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Ruairi Regan at 202-551-3269 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Sabrina He, Esq.